Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on certain Charter social media channels.

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New York City approves Time Warner Cable-Charter merger http://bloom.bg/1M79QWD
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New York City Approves Time Warner Cable-Charter Merger
Originally appeared in: Bloomberg Business
By: Michaela Ross
March 9, 2016

http://www.bloomberg.com/news/articles/2016-03-09/new-york-city-approves-time-warner-cable-charter-merger

Charter Communications Inc. won approval from New York City to acquire Time Warner Cable Inc., inching closer to becoming the second-largest cable operator in the country.

The city’s Franchise and Concession Review Committee approved the transfer of its contracts between the companies during a public meeting on Wednesday. New York state’s Public Service Commission regulators had given the deal a green light in January after Charter committed to increase broadband speeds, expand network access in low-income communities and improve customer service. The city’s approval came after a separate review process to determine if the acquisition is in the public interest.

“We are pleased that this merger between Charter and Time Warner Cable is moving forward in a way that ensures they will meet all franchise obligations, and as well as the conditions set forth by the PSC -- and advocated for by the city -- with respect to broadband speed, cost, and availability and job protections,” Maya Wiley, counsel to the mayor, said in a statement Wednesday.

To curry favor with city officials, Charter committed to several initiatives to increase diversity and improve public-access programming. The company agreed to appoint three minority members to its board within two years -- one African American, one of Asian or Pacific Island descent and one Hispanic American. The Stamford, Connecticut-based company also said it would create the position of chief diversity officer and hire more minorities.

“We look forward to successfully completing this transaction and bringing its many benefits to customers in New York City,” Justin Venech, a Charter spokesman, said in a statement. He declined to provide further detail on any commitments made to the city.

The $55.1 billion deal would create a larger No. 2 cable provider behind Comcast Corp., with customers in cities including Los Angeles and New York. Charter and supporters of the deal are still jockeying with critics during what could be federal regulators’ final weeks of reviewing the merger announced last May. Charter Chief Executive Officer Tom Rutledge said last week he hoped to conclude the review this May.

Charter, currently the No. 3 provider behind Time Warner, would almost quadruple its cable subscribers, gaining 12 million customers. The business would have about 17 million basic cable customers, compared with Comcast’s 22 million.

California is the only state yet to approve of the merger, according to Rutledge. Last week, the Office of Ratepayer Advocates, an independent division of the California Public Utilities Commission, said the deal should be rejected because it would likely lead to higher prices and lower service quality.

Shares of Charter rose 2 percent to $186.55 at the close Wednesday in New York. Time Warner Cable climbed 1 percent to $195.48, compared with an 0.5 percent increase in the Standard & Poor’s 500 Index.

Important Information for Investors and Shareholders
This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.